

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2015

<u>Via E-mail</u>
Mr. Thomas DeNunzio
Chief Executive Officer and Director
Exquisite Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02190

**Re: Exquisite Acquisition, Inc.
          Registration Statement on Form S-1
          Filed January 26, 2015
          File No. 333-201697**

Dear Mr. DeNunzio:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise the disclosure in your filing to clarify your state of operations. It appears they have not yet commenced, as disclosed on page five. However, you state that you have "limited operations" on page one and reference company operations on page 22.

Cover page, page 1

3. Revise to limit your prospectus cover page to one page as required by Item 501(b) of Regulation S-K.

4. We note your disclosure regarding the amount of deposited funds to be released to the registrant. Please provide us your analysis of what provision of Rule 419 permits deduction of a trust agent fee.

Item 3 - Summary Information, Risk Factors, and Ratio of Earnings to Fixed Charges, page 4

5. Please revise your disclosure to indicate that the offering proceeds and the securities to be issued will be deposited promptly into the trust account.

6. Please revise your second paragraph in the Summary Information section to indicate that the funds returned to investors individually or to all investors will be returned by first class mail or other equally prompt means within five business days.

7. Please revise to address in the Summary Information section and/or The Offering section the post-effective amendment requirement if a significant acquisition becomes probable. See Rule 419(d).

8. Please revise your statement on page six that, as an emerging growth company, you are exempt from Sections 14A and B of the Exchange Act accordingly. An emerging growth company is exempt from Exchange Act Sections 14A(a) and (b).

The Offering, page 6

9. We note your statement that the value of the business(es) to be acquired must represent "at least 80 percent (80%) of the maximum offering proceeds." Please revise to state what the 80% threshold is for this offering. See Rule 419(e) of Regulation C.

10. We note your reference to sufficient investors voting in favor of reconfirmation. As the reconfirmation decision by each Rule 419 purchaser appears to be an individual decision, we do not understand the references to a vote. Please explain or revise.

11. Please revise to address that the identity of the purchaser of the securities will be included on the stock certificates or other documents that evidence the company's securities. Also indicate that the books and records of Underhill Securities Corp. will indicate the name, address, and interest for each purchaser who submitted funds.

<u>Summary Financial Information, page 8</u>

12. Please revise the introductory paragraph or the headings for the summary financial information to disclose the period for which the summary financial information is being presented.

<u>Risk Factors, page 9</u>

13. Given your disclosure on page six that subscription agreements are irrevocable, please disclose the risk to investors of providing you funds on which they will receive no interest or dividends while you attempt to raise the minimum offering proceeds and attempt to complete an acquisition meeting the requirements of Rule 419 for up to 18 months.

14. We note in your risk factor "Mr. DeNunzio may not pay all the expenses …" the disclosure in the last sentence states that "Mr. DeNunzio will pay any expenses not covered by the amounts raised in the offering or which cannot be released until after the offering is completed." Please revise to delete the mitigating language from this risk factor. You may address this factor in another location in your prospectus.

<u>Use of Proceeds, page 15</u>

15. We note your statement that "we will have the discretion to apply the available net proceeds to various indicated uses within the dollar limits established in the table above." It appears to us that the amount deducted for the trust fee is fixed at $1,500 and that the amount released to the company is always 10% releasable to the company. Please revise to clarify your statement as appropriate.

16. Please provide your analysis of how your disclosure in the "Net Held in Trust" row of the chart is consistent with Rule 419(b)(2). Also clarify how you can use the proceeds for the working capital costs that you mention if the proceeds are held in trust.

17. We note your last sentence in footnote one to the table. Please revise to clarify the circumstances under which proceeds would be received "after the completion of the offering."

<u>Dilution, page 16</u>

18. Please revise your discussion in the first paragraph to address the net <u>tangible</u> book value per share before and after the distribution along with amount of the increase in such net <u>tangible</u> book value per share attributable to the cash payments made by purchasers of the shares being offered.

19. We note that you provide your intended use of the offering proceeds assuming that 25%, 50% and 100% of the common stock offered is sold. Please expand your dilution disclosures to provide the dilution information as required by Item 506 of Regulation S-K under each of these offering assumptions.

Net Value Calculation, page 16

20. Your disclosure indicates that your net tangible book value before the offering is $100 under the numerator of the net value calculations. Please reconcile this amount to your balance sheet amounts as of November 30, 2014 as disclosed on page F-2 of the filing.

Plan of Distribution, page 17

21. We note your disclosure on the cover page and on page 17 that the shares will be offered on a best efforts basis through Mr. DeNunzio, your sole officer and director. Please advise us if Mr. DeNunzio is a registered broker-dealer or seeks to use an exemption for his participation in the offering. To the extent that he intends to rely on Exchange Act Rule 3a4-1 as an exemption, please specify the facts relied upon to make the exemption available and provide an analysis as to how each element of the Rule is satisfied.

22. We note your discussion of Deposited Securities on page 18. Please revise to disclose whether purchasers will have voting rights under applicable state law while the deposited securities are held in trust.

23. We note your disclosure on page 18 that funds will be placed in an account at Wells Fargo Bank. Please provide us your analysis clearly demonstrating compliance with Rule 419(b)(1). Include in your response, among other relevant information, whether the account is separate and how you determined the net capital of Underhill Securities Corp. We note the net capital disclosed in Underhill's recent report filed with the Commission.

Common Stock, page 19

24. We note your certificate of incorporation. If your sole director can change the vote per share and/or other rights of stockholders without consent, please clearly disclose and add appropriate risk factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

25. Please revise to disclose, describe and quantify the principal components of your operating expenses for the period presented in the financial statements. Please also quantify and describe the components of your expected cash requirements for the twelve months from the balance sheet date.

Acquisition of Opportunities, page 25

26. We note that Mr. DeNunzio has agreed to pay all expenses of the offering and "will pay any expenses not covered by the amounts raised in the offering or which cannot be released until after the offering is complete." Please revise to disclose whether any written agreement governs the latter agreement and, if so, disclose the material terms of the agreement and attach it as an exhibit in accordance with Item 601(b)(10) of Regulation S-K. In the alternative, please provide a written description of the oral agreement with Mr. DeNunzio. For guidance, see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

27. Please revise to describe in greater detail the anticipated steps that will constitute due diligence, as that term is used on page 25. In this regard, we note the "basic review" steps disclosed in your second risk factor on page 10.

Background of Directors, Executive officers, Promoters and Control Persons, page 27

28. Revise to remove the promotional statements/terms, such as "resurrected" and "spearheaded" from Mr. DeNunzio's business background in order to clearly present the disclosure required by Item 401(e) of Regulation S-K.

Prior and Current Blank Check Company Experience, page 27

29. Please revise your discussion of the previous experience Mr. DeNunzio has had with blank check companies to include for each blank check company the aggregate dollar amount that was raised, the purpose of the offering, any mergers or acquisition that have occurred, the dates of such transactions, the consideration given and received, whether there is any pubic market, the latest market price of the common stock and Mr. DeNunzio's subsequent involvement in the company.

Executive Compensation, page 28

30. We note that Mr. DeNunzio is not regularly compensated for his services at this time but further note that you are using an outdated Summary Compensation Table rather than the one required by Item 402(n) of Regulation S-K. Please revise accordingly.

Certain Relationships and Related Transactions, page 29

31. We note your reference to price with respect to the shares issued to Mr. DeNunzio in exchange for incorporation expenses paid out of his personal funds. Please revise to disclose the approximate dollar value of this transaction as required by Item 404(a) of Regulation S-K. See also Item 404(d)(1).

Exquisite Acquisition Inc. Financial Statements

Note 7 – Shareholder Equity, page F-7
Common Stock

32. We note the disclosure indicating that on September 29, 2014, the Company issued 8,000,000 of its $.0001 par value common stock at $.0001 per share and totaling $8,000 to the sole director and shareholder of the Company in exchange for developing the Company's business concept and plan. Please note that the amount referenced above and disclosed in Note 7 of $8,000 does not agree to the amount reflected in the statement of changes in stockholder deficit on page F-4 or the amount disclosed elsewhere in Note 7 under the heading "Related Party Transactions, Equity" of $800. Please reconcile and revise these amounts.

Exhibit 99.1

33. We note that section 3ii of the Trust Agreement indicates that the "deposited proceeds shall be in the form of checks, drafts, or money orders payable to the order of the Client/Beneficiary." Please note that Rule 419(b)(2)(ii) requires that the deposited proceeds by payable to the order of the escrow agent or trustee. We note that Section 3vii of the Trust Agreement references Catapult Corp. We also note your reference to the 'escrow agreement' in numerous locations in the Trust Agreement. Please revise as appropriate.

34. Please provide us your analysis of how the deduction of "hard costs" from the disbursements, as provided in Section 5 of the Trust Agreement, is consistent with Rule 419.

35. Please confirm that an executed trust agreement will be filed as an exhibit prior to effectiveness of the registration statement.

Signatures

36. Please include the signature of your controller or principal accounting officer in addition to the signatures of your chief executive and financial officers with your next amendment. See Instruction 1 to Signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director